Terrance James Reilly Of Counsel Admitted in Pennsylvania and New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109 Tel: 215-772-1500	Direct Dial: 215-772-7318 Fax: 215-772-7620 Email: treilly@mmwr.com

July 29, 2016

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Alternatives Fund
1933 Act Registration No. 002-74436
1940 Act Registration No. 811-03287

Ladies and Gentlemen:

I am writing to you on behalf of my client, New Alternatives Fund (the “Fund”). This letter is being filed with the U. S. Securities and Exchange Commission (the “Commission”) to respond to verbal comments provided by the Commission’s staff (the “Staff”) on its review of the Fund’s annual report for the fiscal year ended December 31, 2015. The Staff’s review was made pursuant to Section 408 of the Sarbanes-Oxley Act of 2002.

On Thursday, June 30, 2016, the Fund received verbal comments on its annual report from Tony Burak of the Staff of the Division of Investment Management, Disclosure Review Office. Mr. Burak’s comments are in italics with the Fund’s response below each comment.

1.          The Staff noted that as of December 31, 2015 there were seven issuers in the Fund’s portfolio that were each greater than 5% of the Fund’s total net assets, and that such issuers combined represented approximately 39% of the Fund’s total net assets. The Staff requested that the Fund confirm that it is operating in compliance with the diversification requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

July 29, 2016

I confirmed with the Fund’s investment adviser, Accrued Equities, Inc., that the Fund is operating in compliance with the diversification requirements of Section 5(b)(1) of the 1940 Act. Each of the seven issuers in the Fund’s portfolio that were greater than 5% of the Fund’s total net assets on December 31, 2015 were originally purchased at percentages below 5% of the Fund’s total assets. The increase in each issuer over 5% was attributable to market action.

2.          The Staff noted that the Management Information in the back of the annual report was missing the statement required by Item 27(b)(6) of Form N-1A to the effect that the Fund’s statement of additional information (the “SAI”) includes additional information about the Fund’s trustees and is available, without charge, upon request, and providing the toll free telephone number where shareholders may call to request a copy of the SAI.

This statement was accidently cut-out from the annual report. It has been in prior year’s versions of the annual report. The Fund will make sure to include it going forward.

3.          Provide the “Tandy” Representations.

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its financial statements. The Fund further acknowledges that Staff comments or changes to disclosure in response to Staff comments on the financial statements may not foreclose the Commission from taking any action with respect to the financial statements. The Fund further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

I believe that this resolves all of the comments that were raised in my conversations with Mr. Burak from the Commission. A copy of this correspondence is being filed via EDGAR transmission. Questions concerning this filing may be directed to Terrance James Reilly at (215) 772-7318.

Very truly yours,

/s/ TERRANCE JAMES REILLY
Terrance James Reilly

cc:	David J. Schoenwald
Linda N. Hoffman, Esq.
Tony Burak – SEC